Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

     Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2002

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (Exact name of registrant as specified in its charter)	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (Exact name of registrant as specified in its charter)
ROYAL DUTCH PETROLEUM COMPANY (Translation of registrar’s name into English)
The Netherlands (Jurisdiction of incorporation or organisation) 30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands Tel No: (011 31 70) 377 9111) (Address of principal executive officers)	England (Jurisdiction of incorporation or organisation) Shell Centre, London SE1 7NA, England Tel No: (011 44 20) 7934 1234 (Address of principal executive officers)

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

     Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on 18 December, 2002 it purchased 200,000 ordinary shares at a price of 41.51 euros per share.

     The “Shell” Transport and Trading Company, p.l.c. announces that on 18 December, 2002 it purchased for cancellation 1,000,000 ordinary shares at a price of 392.89 pence per share.

     Since the launch of the Companies’ share buyback programmes on 8 February, 2001 Royal Dutch Petroleum Company has repurchased a total of 60,796,352 ordinary shares leaving ordinary shares outstanding in the market of 2,083,500,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 276,009,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,667,500,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

     The Hague, 19 December, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY (Registrant)	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney
(R van der Vlist)

Date: 20 December 2002